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Crema.co

☕ The coffee marketplace that helps you discover & subscribe to roasted-to-order coffees from artisanal roasters. Edit Profile

$500	**$4,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: https://crema.co

Share: f 𝕏 in

Crema.co is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Crema.co without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.



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- Highlights
- Overview
- Product & Service
- Team Story
- Q&A with Founder
- Term Sheet
- Investor Perks
- Prior Rounds
- Financial Discussion
- Market Landscape
- Risks & Disclosures
- Form C
- Data Room

✉ Contact SeedInvest

U.S. Coffee Market
$75 billion

Americans Drink Special Coffee Every Day
76 million

› 500 Startups alum (graduated February, 2017); Founders combine startup/tech & coffee expertise

› 95.6% customer retention-rate and average $115 customer lifetime value

› Strong economics: 50% take rate, 30% gross margin

› $20,228 GMV in March, 2017; 60% growth from 4Q2016 to 1Q2017

› Round Size: US $750,000

› Raise Description: Seed

› Minimum Investment: US $500 per investor

› Security Type : Crowd Note

› Valuation Cap: US $4,000,000

› Offering Type: Side by Side Offering

Life's too short for bad coffee.

Crema.co helps you discover and subscribe to roasted-to-order coffees from artisanal roasters.

Embark on a journey of connoisseurship with Crema.co's personalized recommendations, experience the farmer's story behind each coffee, and discover carefully-curated small-batch roasters, all while giving back to coffee-producing communities.

In summary: Crema.co wants to build the next iconic coffee brand.

Daily Coffee News says…

"Pulling ahead of the pack in terms of innovation and unique consumer guidance is Crema.co, an online multiroaster marketplace that launched in December 2015 with an exceptional balance of preserving each roaster's brand identity, presenting detailed information on each coffee and a convenient, flexible user experience…"

Product & Service

Problem

Do you feel let down by the supermarket coffee aisle? Disappointed with the house blend purveyed by national coffee chains? You're not alone. In fact, 76 million Americans sip *specialty* coffee every day, a number that's grown 250% among 18-39 year-olds over the last eight years, according to the National Coffee Association.

Coffee is moving upmarket. And artisanal roasters are leading the way.

Here's the problem: supermarket shelves are still stocked with commodity coffee. In fact, five conglomerates control nearly 80% of the $15.6 billion home coffee market in the U.S., highlighting the disconnect between what people want and what they're being offered through traditional retailers.

But imagine if there was one place you could go to discover the best coffees from the country's top artisanal roasters. Well, now there is.

Solution

Crema.co makes it easy for coffee drinkers to subscribe to roasted-to-order beans from top specialty roasters, whether that's Ritual in San Francisco, Toby's Estate in New York, or 19 of our other roaster partners across the U.S. Here's how it works:

1. Pick out several coffees you'd like to try and add them to your Brew List, a playlist for coffee. Set a delivery frequency (such as every week or every month), and get the next coffee on your list each time.

2. As you rate the coffees you receive, we learn the characteristics present in the coffees you like, and provide personalized recommendations based on your taste profile.

Along the way, you'll experience the stories of the coffee growers behind the beans—see photographs of the farmers, read about the cooperative, learn about the region. Most of our coffees are single-origin, meaning they come from a specific country, region, and often even a single farm. We seek out roasters who have direct trade relationships with the farmers themselves, encouraging transparency and fair prices.

Give Back

True to our ethos of supporting coffee drinkers, roasters, and farmers in their endeavor to live well, we've partnered with Food4Farmers, an organization addressing seasonal hunger and malnutrition in coffee-producing communities. For each purchase on Crema.co, $0.10 (for 12oz bags) to $1.00 (for 5lb) goes to food security projects for the 670 families who make up the SOPPEXCCA coffee co-operative in Jinotega, Nicaragua.

Other Highlights

- No inventory. Each coffee is drop-shipped from the roaster directly to the customer.

- Co-branded packaging. The roaster's bag of coffee is shipped in a our box.

- Streamlined roaster logistics. We notify roasters of new orders once per day, generate a pre-paid postage label and pack list for each order, handle shipment tracking and customer notifications, and automate weekly payouts to roasters and accompanying account statements.

Customer Testimonials

"I just wanted to express my love for Crema and thank you for creating it! I have used coffee subscription companies and get bored using them because of the lack of variety and quality. Crema has been amazing since it ships directly from the seller and I get to experience new types of coffee and roasters from all over the country. I'm trying to get a shipment from each roaster (eventually) and have especially loved the coffee from Bold Bean that I've received. And the best part of course is knowing the back story and where the coffee has been grown! For someone who is addicted to the coffee experience, this is incredible." – Rebecca Burwell, Brooklyn

"Crema.co replaced my coffee buying completely — I get an excellent bag of coffee in the mail every week. I also really appreciate the focus they place on the growers." – Rian van der Merwe, Portland

"Crema.co has a roster of micro-roasters from across the U.S. who each offer single-origin coffees from around the world. I was impressed the moment I got onto the website." – Bushra Burney, San Francisco

Gallery





Media Mentions

TechCrunch   GeekWire   FOOD&WINE   EatingWell   EATER   EUROMONITOR INTERNATIONAL

MEN'S JOURNAL   r o a s t   Parade   Tools &Toys   PASTE   The little black coffee cup

Team Story

Coffee spans the world and touches millions of lives.

At Crema.co, we firmly believe that coffee is a community, not a commodity, and we're on a mission to support every coffee drinker, roaster, and farmer in their endeavor to live well.

Once upon a time as a college student, Crema.co co-founder Tyler Tate spent a summer working with coffee farmers in Costa Rica, and was struck by the dedication and care they devoted to their art. For the next decade that spark smoldered while Tyler worked around the world as a designer and developer with tech startups like Nutshell CRM and Twigkit. In the spring of 2015, he ran a successful Kickstarter campaign to build the coffee marketplace of the future, and officially launched Crema.co in December 2015 after a 3-month private beta.

Coffee entrepreneur and storyteller Emily McIntyre joined as co-founder during the beta period, bringing her broad connections with the specialty coffee industry and her experience as a coffee journalist and marketer to the Crema.co story.

Founded in Seattle, we relocated to the San Francisco Bay Area in October 2016, and graduated from the 500 Startups accelerator in February 2017 following a 4-month program. In the weeks to come, we're poised to roll out the biggest new offering since we launched: coffee for teams.

Meet the Founders



Tyler Tate
CEO

Design, code, coffee. I enjoy creating and scaling products people love. Previously I was co-founder at Twigkit (enterprise search software), and the first design lead at Nutshell (SaaS CRM). I've also consulted for organizations including Thomson-Reuters, Qualcomm, Vodafone, Rolls-Royce, and The Financial Times. In each case I've used product strategy, design, and agile software development to play my part in envisioning, designing, and building products from the ground up.



Emily Mcintyre
COFFEE DIRECTOR

Coffee, stories, people. I dig deep to the fire at the core of brands and people, and get the word out. At Crema.co I head up content, engagement, and coffee. I also cofounded Catalyst Coffee Consulting and am a coffee journalist and photographer. I've consulted, written, and lectured on branding, messaging, and marketing for venues like SCA (Specialty Coffee Association), COSTCO Connections, and Alliance for Coffee Excellence. In every role I apply creative thinking, hardcore adherence to vision, and proven communications skills to play my part in engineering change in the world.

Key Team Members


Leslie Wyatt
CONTENT SPECIALIST


Michael George
CUSTOMER SUCCESS LEAD


Ruth Tate
OPERATIONS LEAD


Michael Mcintyre
QUALITY CONTROL SPECIALIST

Notable Advisors & Investors


Eric Bahn
Investor, Venture Partner/EIR at 500 Startups


500 startups
Investor, Most active seed fund in the world.


Ian Berry
Investor, Co-founder at Trove AI


Joe Lamantia
Investor, Head of UX Commercial Card at Capital One


Joe Malcoun
Investor, CEO at Nutshell


Justin Rogers
Investor, Software Engineer at Oculus/Facebook


Daniel Scrivner
Investor, Award-winning designer. Formerly at Apple and Square.


Lindsay Snider
Investor, Co-founder at Trove AI


Joshua Brewer
Advisor, CEO at Abstract. Previously Principal Designer at Twitter.


Dan Mccormick
Advisor, Founder at Constructor.io. Former CTO at Shutterstock from startup to IPO.


Guy Suter
Advisor, Co-founder & CEO at Trove AI, Chairman at Nutshell. Previously GM Barracuda.

Q&A with the Founder

Q **Can you give me a brief background on the company?**
:
Crema.co: I (Tyler) started working on Crema at the beginning of 2015. One of the first things I did was launch a Kickstarter campaign to test the waters, and we raised around $25,000 during the one-month campaign ending in April 2015. We then started building out our platform, soft-launched a private beta in August 2015, and then publicly launched in December 2015. It was while I was reaching out to coffee influencers during those early days that I met Emily, and she joined Crema as a cofounder after we'd already been working together for a number of months.

Q **How has the company progressed since then?**
:
Crema.co: In lots of ways! More coffees, more roasters, better systems, and a great team of folks who make this all run smoothly. In 2016 we rolled out several new features like ratings, a "Brew Log" that learns your taste preferences, and a recommendation engine, not to mention participating in 500 Startups over the winter. So far this year we've partnered with Food 4 Farmers, a nonprofit that works in Nicaragua to mitigate seasonal hunger for coffee farmers. And we're just about to launch office coffee! We are stoked to sell the same delicious coffees in 5-pound increments for teams around the country, and will be offering a Slack integration that allows teammates to upvote coffees, leave feedback, and even communicate with each other about coffee right in their normal workflow.

Q **What has happened since you joined 500 Startups?**
:
Crema.co: We had our demo day last week (2/15) and were apart of the accelerator from 10/16-1/17. We were able to accelerate growth with 500 – before we joined, we had mostly organic sales. Since 500, we have improved with distribution and expertise help from 500's network. We also started paid customer acquisition that we honed in on with experiments through various channels and by improving onboarding on our site with the various taste tests and introductory sampler set options.

Q **Digging into your financials, could you explain why there was no revenue for several months (May 2015 - July 2015) following your Kickstarter ending in April**
:
2015?
Crema.co: In April 2015 we collected Kickstarter payments and hired our first engineer. In August we actually launched our private beta, invited our Kickstarter supporters, and started generating revenue.

Q Why are there still Kickstarter-related "cost of goods sold" entries after the campaign?

:

Crema.co: The primary reward we gave to our Kickstarter backers was credits toward the purchase of future coffees. Kickstarter credits started being redeemed after our private launch in August 2015 and tapered off through 2016. Today, about 90-95% of the outstanding Kickstarter credits have been redeemed.

Q What are the platform fees you started collecting in August 2015?

:

Crema.co: Platform fees are the revenue that we collect on each order. We started with a $7 platform fee, raised it to $8 in 2016, and $9 starting in January 2017, coinciding with a USPS postage rate increase.

Q What drove revenue growth in December and Jan?

:

Crema.co: We did a big push to capitalize on coffee gift-giving during the holidays.

Q How is 2017 trending?

:

Crema.co: In the first quarter of 2017 we did $55,787 in gross merchandise volume (or "GMV" — the total amount spent on our platform), up 60% from $33,517 in the fourth quarter of 2016. Growth has been a bit slower the last couple of months as we've pulled back on paid advertising to conserve cash.

Q You recently started reporting two new revenue streams— Affiliate Fees and Sampler Sales—what are those?

:

Crema.co: Affiliate Fees are commissions we collect for linking to coffee products on Amazon.com from our online Brew Guides. Sampler Sales are for current customers who pay $19.95 for a box with 4 different, sample-sized coffees. We also sell these to new customers as an introductory offer and subsidize the cost, which is accounted for as an advertising expense.

Q What does GMV refer to? Is this what customers pay?

:

Crema.co: Yes, about 50% goes to roasters and 50% to Crema

Q It looks like there has been an increase in advertising over last 3 months?

:

Crema.co: In January, February, and March 2017 we were actively experimenting with paid advertising, using Facebook as the primary channel.

Q And on the demand side — who are your customers?

:

Crema.co: Last year we had customers in all 50 states—32% in the west, 26% in the south, 24% in the east, and 18% in the Midwest. Our biggest demographic is 25-39 year-olds with a college degree earning $50k+, and skewing two-thirds male. You could categorize them as "explorers" — folks who like trying different coffees and new roasters. Coffee is part of our customers' identities: they share coffee with their friends, try new things, and have favorite ways to brew and enjoy coffee. Our customers tend to care how their coffees are sourced—stories are important to them—and be vocal in their feedback.

Q What are retention methods?

:

Crema.co: They are similar to coupons given to existing customers and accounted for like Kickstarter backer credits

Q Why the spike in payroll in November 2016?

:

Crema.co: Salaries for October and November both ended up being paid during the month of November 2016, shortly after we received investment from 500 Startups.

Q Let's talk about your marketplace — how many roasters are on the platform?

:

Crema.co: We currently have 19 roaster partners across the US, whom we've selected from among hundreds of potential partners to represent the best aspects of coffee—size, focus, ethical practices, order fulfilment systems, and flavor profiles all factor into our decisions. Every month we add one or two roasters, so our offerings and diversity are constantly growing. A typical roaster would be Nossa Familia in Portland, Oregon, which has a café (2 more in the works) and a large online/wholesale presence. Every day, they roast and drop ship their coffee to Crema.co customers with using our S&H materials—we don't haven't warehousing or order fulfillment.

Q How much coffee are customers ordering?

:

Crema.co: Each 12oz bag of coffee costs around $16-$20, and shipping is already included in that price. In March, for instance, we had nearly 1,000 orders from over 750 active subscribers, so the average subscriber orders more than one bag per month.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $750,000	US $750,000
Minimum investment	$20,000	US $500
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $4,000,000	US $4,000,000
Interest rate	5.0%	5.0%

Use of Proceeds



If Minimum Amount Is Raised	If Maximum Amount Is Raised
● Team ● Marketing ● General	● Team ● Marketing ● General

Investor Perks

A complimentary copy of "Coffee: A Handbook," and a Crema t-shirt.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Crema.co's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $325,000
Close Date	Nov 8, 2016

Security Type	Convertible Note
Valuation Cap	US $2,500,000

Financial Discussion

Unit Economics

Crema.co makes money by taking a $9.00 platform fee on each 12oz order.

When a customer purchases an $18.00 bag of coffee, for example, $9.00 is retained by Crema.co as our platform fee (our revenue), while the remaining $9.00 goes directly to the roaster—a take rate of 50%. From the $9.00 platform fee, Crema.co then covers the direct costs associated with the order—Shipping: $4.31, Mailer: $0.77, Stripe: $0.82, Food4Farmers Donation: $0.10—leaving $3.00 in gross profit for a gross margin of 33%. We expect our margin to improve further as we achieve economies of scale in the future.

In June 2017 we intend to launch a new service delivering larger 5lb bags to 10-200 person offices. The unit economics for these orders have not fully solidified, but we anticipate pricing around $100 per 5lb bag, of which we intend to take a $40 platform fee and make $20 in gross profit. However, these numbers are provisional and subject to change.

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

Results of Operations

The company's net revenues were $47,877 for the year ended December 31, 2016, an 85 % increase compared with $6,740 for the year ended December 31. 2015, primarily due to an increase in subscribers. The company's revenues were primarily derived from platform fees collected on customer orders.

Cost of revenue primarily consists of postage, credit card process fees, and packaging materials. Cost of revenues in 2016 was $32,361, a 79% increase from 2015 when cost of revenues was $6,578, primarily due to an increase in customer orders. Gross profit (revenues less the cost of producing those revenues) in 2016 was $15,516, an increase of 99% over 2015.

The company's operating expenses consist of payroll, marketing and advertising, general and administrative costs, and online infrastructure. Operating expenses in 2016 amounted to $156,872, a 9% increase from $142,230 in 2015. The primary reason for this minor increase was additional spending on advertising.

As a result of the foregoing factors, the company's net losses for the year ended December 31, 2016 were $141,356, a minor decrease from the company's losses of $142,068 in 2015.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from operations, these only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded net losses from the time of inception up to December 31, 2016 in the total amount of $283,424.

The company was initially capitalized by equity investments from its shareholders in the amount and loans from the issuance of notes. The principal amount of notes outstanding as of December 31, 2016 was $325,000.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

The company had approximately $4,800 cash on hand as of March 31, 2017. Currently, we estimate our burn rate (net cash out) to be on average $20,000 per month.

Indebtedness

The company does not have any significant debts.

Recent Offerings of Securities

The company has not issued any securities since inception other than common stock issued to the founders.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed ;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Market Landscape



$7,000,000,000						
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$0	2016	2017	2018	2019	2020	2021

The Specialty Coffee Association of America estimated that the specialty coffee home and office segments were $4.4 billion and $627 million, respectively, for a total addressable market of $5.0 billion in the U.S for 2016. In 2013, its estimate for the same segments totaled $4.5 billion—an 11% increase over three years. Assuming the same 3.7 % annual growth rate, our addressable market will reach $6.4bn by 2022.

The U.S. coffee market was $75 billion in 2016, according to the Specialty Coffee Association of America. Crema.co is targeting the $15.6 billion home and $3.1 billion office segments, with a particular focus on the specialty subcomponent of each, estimated to be $4.4 billion and $627 million, respectively, for a total addressable market of $5.0 billion in the U.S.

Premiumization Trend

Much like craft beer before it, the last few years have seen a gentrification of coffee. It's even been given a name: third-wave coffee, distinguishing it from the stuff out of a tin can (first wave) and the ubiquity of national chains (second wave). Fanatical attention to quality, a cultivation of connoisseurship, and an emphasis on traceability and sustainability are central values to the third wave movement, and it's millennial coffee drinkers and artisanal roasters who are the driving forces behind this premiumization. "The latest data shows a market shift toward high-quality, premium beverages, with younger demographics driving this change," the National Coffee Association (NCA) wrote in a recent blog post.

The shift has been a dramatic one. "Between 2008 and 2016," the NCA found, "past-day consumption of gourmet coffee beverages soared from 13% to 36% among 18-24 year olds, and from 19% to 41% for those 25-39."

Market Response & Consolidation

In response to coffee's shift upmarket, craft roasters have received renewed attention—for instance San Francisco's Blue Bottle Coffee attracted over $120 million in venture capital according to Crunchbase—and large coffee companies have either launched new initiatives or made acquisitions to enter this growing segment. Howard Schultz announced late last year, for instance, that he was stepping down as Starbucks CEO to focus on opening more Starbucks Reserve stores, which he described as "a new, premium retail coffee format... [offering] customers the finest assortment of exclusive, micro-lot coffees sourced from around the world."

Other coffee giants have made acquisitions to ensure their seat at the third-wave table. JAB Holdings, a private equity firm which has rapidly consolidated the world's largest coffee empire, acquired Stumptown Coffee Roasters (Portland) and Intelligentsia Coffee (Chicago), two third-wave darlings, in late 2015 through Peet's Coffee and Tea, a JAB subsidiary. The rational given by Dave Burwick, Peet's CEO, is telling:

"As the super premium coffee category further explodes and fragments due to more consumers (18–34-year-olds) demanding variety and highly specialized coffee experiences, it's important that we offer differentiated craft coffee brands with unique propositions and appeal."

In response to these acquisitions, Ross Colbert, a beverage strategist at Rabobank International, told the Wall Street Journal "we can expect further consolidation among top-tier craft roasters... In coffee, (like beer) small is beautiful."

Crema's Approach

Our approach embodies the values of the third-wave movement: discovery of artisan roasters, appreciation of quality and subtlety, and commitment to sustainability, all underpinned with authentic storytelling. Our insight is that the way to succeed with the modern coffee drinker is not to take one product and make it ubiquitous, but rather provide a platform through which many curated products from craft brands can be savored, and become a trusted ally in the coffee drinker's own journey of connoisseurship.

Risks and Disclosures

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $4 million valuation cap, so you should not view the $4 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date [and is not interest bearing]. As such, there has been inconsistent treatment under state and federal law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

The reviewing CPA has issued included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

This is an early stage company. It has limited history, clients, and revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price products right and sell it to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our principal operations and are subject to significant risks and uncertainties, including failing to secure funding to reach a stage when we profitably operate the business.

The company has realized significant operating losses to date and expects to incur losses in the future. The company has operated at a loss since inception, and these losses are likely to continue. Our net loss for 2016 was $ 141,356 and the net loss for 2015 was $ 142,068. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

We have a small management team. We depend on the skills and experience of our co-founders and management who are both integral to the business. If the company is not able to call upon them for any reason, its operations and development could be harmed.

The online coffee market is a crowded place. There is a lot of activity in the online coffee sales space—many different coffee roasters or 'coffee curators' are selling coffee subscriptions similar to ours. The market has not yet seen significant consolidation and no leaders have emerged so far. We believe that our offering and business strategy will help us capture a significant portion of the marketplace, but there is no guarantee this will happen. It is possible that one or more of our competitors will be more successful, which could negatively impact our potential for growth and ability to turn a profit.

Some of our competitors have significantly more resources than we do. Some of our competitors are clearly established large coffee companies such as Starbucks and Blue Bottle. These big companies have significantly more resources at their disposal than we do and there is a chance that they will be able to squeeze out smaller companies like ours from the online coffee marketplace.

The market trends we are anticipating in the specialty coffee industry may not happen. There is no guarantee that predictions on growth in the gourmet subcomponent of the coffee market outpacing the growth of the market as a whole, particularly among millennials, will continue. While we have seen significant growth in specialty coffee consumption in the past few years, you cannot be sure that these trends will continue or that we will be able to capture a larger percentage of the market.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Crema.co's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Crema.co's Form C

Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (1 file)	Feb 24, 2017	Folder
Product or Service (10 files)	Feb 24, 2017	Folder
Financials (2 files)	May 19, 2017	Folder
Fundraising Round (1 file)	May 19, 2017	Folder
Investor Agreements (1 file)	May 19, 2017	Folder
Miscellaneous (3 files)	May 19, 2017	Folder

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